Resolute Energy Corporation

1700 Lincoln St., Suite 2800

Denver, Colorado 80203

June 2, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:  Resolute Energy Corporation

Registration Statement on Form S-4 (File No. 333-218166)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resolute Energy Corporation, and its co-registrants (collectively, the “Company”), hereby request acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on June 5, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald R. Levine, II of Arnold & Porter Kaye Scholer LLP, counsel to the Company, at (303) 863-2335 or via email at Ron.Levine@apks.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns.

Very truly yours,

By:  /s/ Michael N. Stefanoudakis

Name: Michael N. Stefanoudakis

Title:   Executive Vice President and General Counsel